BOATATOPIA

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

AUTHORIZED CAPITAL ONE HUNDRED MILLION SHARES (100,000,000) SHARES OF COMMON STOCK WITH ($0.001) PAR VALUE
TEN MILLION SHARES (10,000,000) OF PREFERRED STOCK WITH ($0.001) PAR VALUE

NUMBER

SHARES



This Certifies that

registered holder of

_____ is the

_____ Shares

FULLY PAID AND NON-ASSESSABLE SHARES OF THE CAPITAL STOCK OF SAID CORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed

this _____ day of _____ A.D. 20 ___



_____
SECRETARY

_____
PRESIDENT